2017 INVESTOR PRESENTATION

FOURTH QUARTER 2017
January 23, 2018



Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United and its financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of our operations and future financial performance. Our operations and such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2016 Annual Report on Form 10-K under the section entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Net income – operating," "Net income available to common shareholders – operating," "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Efficiency ratio – operating," "Expenses – operating," "Tangible common equity to risk-weighted assets," and "Average tangible equity to average assets." This presentation also includes "pre-tax, pre-credit earnings," which excludes the provision for credit losses, income taxes and merger-related and other charges.

Management has included these non-GAAP measures because we believe they may provide useful supplemental information for evaluating our underlying performance trends. Further, management uses these measures in managing and evaluating our business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this presentation.

Who We Are
Snapshot of United Community Banks, Inc.



United Community Bank
156 locations
9 Loan Production Offices
4 Mortgage Loan Offices

4Q17 Overview	
Ticker	UCBI (NASDAQ)
Market Cap	$2.4Bn
P/E (2018E)	13.5x
P/TBV	223%
Assets	$11.9Bn
Loans	$7.7Bn
Deposits	$9.8Bn
CET1	12.0%
NPAs / Assets	0.23%
ROA – GAAP	-.40%
ROA – Operating [1]	1.10%
ROCE – GAAP	-3.57%
ROTCE – Operating [1]	11.93%

Premier Southeast Regional Bank

- Established in 1950 and headquartered in Blairsville, GA with an executive office in Greenville, SC
  - ✓ 2,175 employees
- One of the largest regional banks in the U.S. by assets with 156 branch locations, 9 loan production offices and 4 mortgage loan offices in four states: GA, NC, SC and TN
  - ✓ Top 10 market share in GA and SC
- Metro-focused branch network with locations in fast growing areas
  - ✓ Over 80% of branches located in metro areas



Market data as of January 19, 2018
(1)   See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

Who We Are
Focused on High-Growth MSAs in Southeast

Fastest Growing Southeast MSAs [1]	2018-2023 Proj. Population Growth	2018 Population	2023 Proj. Median Household Income
1. Myrtle Beach, SC	9.96%	470,010	$55,177
2. Cape Coral, FL	8.66%	740,553	$59,220
3. Charleston, SC	8.46%	785,518	$69,670
4. Orlando, FL	8.17%	2,518,915	$62,806
5. Raleigh, NC	8.08%	1,335,067	$76,237
6. Naples, FL	7.95%	374,242	$75,389
7. North Port, FL	7.54%	808,091	$66,409
8. Lakeland, FL	7.22%	683,670	$51,907
9. Charlotte, NC	7.22%	2,537,416	$65,758
10. Jacksonville, FL	6.89%	1,519,940	$65,428
16. Savannah, GA	6.60%	392,546	$61,718
18. Atlanta, GA	6.48%	5,919,767	$71,156
21. Greenville, SC	6.12%	901,549	$58,643

Strong Demographic Profile [2]

'18 – '23 Proj. Population Growth



5.1% — United Community Banks

3.5% — United States

'18 – '23 Proj. Household Income Growth



9.7% — United Community Banks

8.9% — United States

Median Household Income



$54,241 — United Community Banks

$61,045 — United States

■ UCBI MSA Presence

(1) Includes MSAs with a population of greater than 300,000
(2) Weighted by state deposits

Who We Are

Full-Service Regional Bank with a Strong Culture Rooted in Sound Credit Underwriting & Growth

Cultural Pillars

High-Quality Balance Sheet

- Underwriting conservatism and portfolio diversification
- Top quartile credit quality performance
- Prudent capital, liquidity and interest-rate risk management
- Focused on improving return to shareholders with increasing ROTCE and dividend growth

Profitability

- Managing a steady margin with minimal accretion income
- Fee revenue expansion through focused growth initiatives
- Continued operating expense discipline while investing in growth opportunities
- Executing on M&A cost savings
- High-quality, low-cost core deposit base

Growth

- Addition of Commercial Banking Solutions platforms (middle-market banking, SBA lending, senior care, income-property lending, asset-based lending, builder finance, renewable energy) and actively pursuing additional lending platforms
- Entered into and continue to target new markets with team lift-outs (Charleston, Greenville, Atlanta, Raleigh)
- Continuous emphasis on and enhancement of Mortgage product offerings to drive loan and revenue growth
- Acquisitions that fit our footprint and culture and deliver desired financial returns

Customer Service Is at Our Foundation



VALUABLE FRANCHISE
MIDDLE MARKET BANKING
SBA LENDING
SENIOR CARE
INCOME PROPERTY LENDING
ASSET BASED LENDING
BUILDER FINANCE
RENEWABLE ENERGY
MORTGAGE SERVICES
TREASURY MANAGEMENT
BROKERAGE
CLASS LEADING CORE FUNDING
GROWING METRO MARKETS
CONSERVATIVE CREDIT AND RISK CULTURE
30 COMMUNITY BANKS
LOCAL CEOS
TALENTED BANKERS
The Bank That SERVICE Built.®

United Community Banks, Inc.®

Who We Are
The Bank That Service Built

Regional Bank with Community Bank–Level Service

Ranked #1 in Retail Banking Customer Satisfaction in the Southeast by J.D. Power



J.D. Power
2017 U.S. Retail Banking Satisfaction Study℠
Retail Banking Satisfaction Index Rankings
Southeast
(on a 1,000-point scale)
JDPower.com Power Circle Ratings™ for consumers:
United Community Bank 852
Regional Bank 1 845
Regional Bank 2 844
Regional Bank 3 839
Regional Bank 4 833
Regional Bank 5 829
International Bank 1 826
Universal Bank 1 822
Regional Bank 6 820
Regional Average 820
Regional Bank 7 818
Universal Bank 2 816
Universal Bank 3 810
Regional Bank 8 806
400
600
800
1000
Included in the Southeast region are Georgia, North Carolina, and South Carolina.
Source: J.D. Power 2017 U.S. Retail Banking Satisfaction Study℠
Power Circle Ratings Legend
Among the best
Better than most
About average
The rest

Recognized for

…Being a great place to work







TOP WORK PLACES 2017 — Charleston Business / Columbia Business Monthly / Greenville Business Magazine

American Banker — BEST BANKS TO WORK FOR 2017

TOP WORK PLACES — The Atlanta Journal-Constitution

…High levels of financial performance







Forbes 2017 BEST BANKS IN AMERICA

United Community Banks, Inc.

4Q17 Highlights

➢ Operating diluted earnings per share of $0.42 compared with GAAP diluted loss per share of $.16

  ➢ Tax reform resulted in $38.2 mm charge to remeasure the deferred tax asset at the new Federal tax rate and $6.2 mm merger and other charges, net of tax

➢ Dividend $.10 up 25% vs. last year

➢ Operating EPS rose 5% vs. last year or 12% excluding Durbin and FDIC

➢ TBV per share up 5.4% vs. 4Q16, 4Q17 decline driven by DTA remeasurement

➢ Operating ROA flat vs. last year despite Durbin and FDIC expense headwind



Earnings Per Share



Return on Assets



Tangible Book Value [2]



Dividend per Share

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures
(2) Excludes effect of acquisition-related intangibles and associated amortization

United COMMUNITY BANKS, INC.®

Net Interest Revenue / Margin [1]

$ in millions



- ➤ Net interest revenue of $97.5 million increased $7.7 million (8.6%) vs. 3Q17 and $16.6 million (20.5%) vs. 4Q16
  - ➤ Benefit of rising short-term interest rates
  - ➤ Core growth up 10% annualized vs. 3Q17 excluding HCSB and Four Oaks

- ➤ Net interest margin up 29 bps vs. 4Q16 due to higher short-term rates and stable core deposit base.

- ➤ Net interest margin up 9 bps vs. 3Q17 impacted by
  - ➤ Higher loan yield of 12 bps due to higher short-term interest rates and the addition of FOFN
  - ➤ Accretable yield contributed $2.0 million or 7 bps to 4Q17, flat in basis points vs. 3Q17

[1] Net interest margin is calculated on a fully-taxable equivalent basis

Deposits

Low-Cost Deposit Base [1]

Cost of Total Deposits (bps)



4Q15-3Q17 deposit beta equal to 8%, half the 16% industry average [2]

Sufficient Liquidity to Support Future Growth

Loans / Deposits [3]



Note – Peer comparison banks comprise the KBW Regional Bank Index (ticker:KRX)
(1) Source: SNL Financial LC
(2) Raymond James report 11/29/17
(3) United results as of 4Q17; KRX results as of 3Q17 (Source: SNL Financial LC)

Loans

$ in billions



	4Q16	3Q17	4Q17
Total	$6.7	$7.2	$7.7

- ➢ Excluding Four Oaks, annualized end of period loan growth was 2% or 5% excluding Indirect Auto runoff of $42 million

- ➢ Strategically moved C&I (including owner-occupied CRE) to 40% of loans versus 38% a year ago and 23% pre crisis

- ➢ Investor CRE loans moved to 21% from 19% last year and 47% pre crisis

- ➢ Residential mortgages have increased due to the introduction of on balance sheet mortgage products

- ➢ Other consumer has declined to a 6% contribution due to the planned runoff of the indirect auto portfolio

Legend:
- ■ C&I (1)
- ■ CRE
- ■ Comml Construction
- ■ Residential
- ■ Other Consumer

(1) C&I includes commercial and industrial loans as well as owner-occupied CRE loans

Loan Growth Drivers

➢ Greater expansion in our metro markets, including our new Myrtle Beach and Raleigh markets

➢ Expansion of our Commercial Banking Solutions (CBS) unit (i.e. deeper penetration and new verticals)

➢ We estimate the Navitas acquisition adds about 200 basis points to our growth rate over time

➢ Continued development of our unique partnership model where the community bank partners with CBS to drive growth

➢ Growth in the mortgage business via expansion into newly acquired markets and with the addition of on-balance sheet adjustable rate products

Fee Revenue

in millions



$25.2

$20.6

$21.9

4Q16   3Q17   4Q17

■ Service Charges ■ Other ■ Brokerage ■ Mortgage ■ SBA

➢ **Vs Last Year, fees down $3.3 mm to $21.9 mm**
   ➢ $2.7 mm lower interchange fees vs 4Q16 due to Durbin
   ➢ Mortgage $1.6 mm lower vs. 4Q16 despite similar $197 mm in originations in both quarters
   ➢ SBA production up 8% vs. 4Q16 to $59 mm and revenue up 3% year over year
   ➢ Q4 SBA production placed UCBI as top 15 national originator
   ➢ Other income in line with last year

➢ **Linked quarter, fees up $1.4 mm due to:**
   ➢ Higher mortgage fees primarily due to a positive mark on the servicing asset
   ➢ Higher gains from SBA loan sales due to strong production and better seasonality

Expense Discipline

$ in millions



- ➢ Year over year, GAAP and operating expenses grew 23.8% and 13.8%, respectively
  - ➢ Operating efficiency ratio increased slightly to 56.9% from 56.6% last year

- ➢ Linked quarter, GAAP and operating expenses grew 15.5% and 10.0%, respectively
  - ➢ $3.5 mm incremental expense increase came from Four Oaks and HCSB

	4Q16	3Q17	4Q17	
	57.7% 56.6%	59.3% 56.2%	63.0% 56.9%	**Operating Efficiency Ratio** [1]

■ GAAP

■ Operating [1]

[1] See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures



Credit Quality

Provision for Credit Losses
$ in millions



4Q16	3Q17	4Q17
$0.0	$1.0	$1.2

Net Charge-Offs as % of Average Loans



4Q16	3Q17	4Q17
0.09%	0.09%	0.06%

Allowance for Loan Losses



4Q16	3Q17	4Q17
0.89%	0.81%	0.76%

Non-Performing Assets as % of Total Assets



4Q16	3Q17	4Q17
0.28%	0.23%	0.23%

Key Strengths

➢ Culture and business model that attracts both bankers and potential acquisition partners

➢ Positioned well in many of the South's fastest-growing markets

➢ Superior customer service helps drive great core deposit growth

➢ Well-developed credit model to drive consistent performance through cycles

➢ Liquid balance sheet and strong capital offer flexibility in a rising rate environment

Capital Ratios

Holding Company	4Q16	3Q17	4Q17 [1]
Common Equity Tier I Capital	11.2%	12.2%	12.0%
Tier I Risk-Based Capital	11.2	12.3	12.3
Total Risk-Based Capital	12.0	13.0	13.0
Leverage	8.5	9.3	9.4
Tangible Common Equity to Risk-Weighted Assets	11.8	12.8	12.1
Average Tangible Equity to Average Assets	9.0	9.4	9.5

- All regulatory capital ratios significantly above "well-capitalized"
- Continued strong earnings and $44.8 million of future DTA recovery driving regulatory capital growth
- Quarterly dividend of $0.10 per share (up 25% YoY)
- Stock repurchases of $13.6 million through 3Q16 (764,000 shares / average price of $17.85 per share); No purchases since 3Q16; authorization extended through December 31, 2018
- Capital impact of acquisitions
  - HCSB acquisition completed on July 31, 2017; Slightly accretive to tangible book value in 3Q17
  - Four Oaks acquisition completed on November 1, 2017; minimal impact on capital ratios for 4Q17

[1] 4Q17 ratios are preliminary

United Community Banks, Inc.

Acquisition of Navitas

Transaction Rationale

✓ Acquisition of high-performing, scalable equipment finance platform with national reach and exceptional origination capabilities

✓ Accretive to EPS by approximately $0.20 in first full year of operations [1]

✓ Further diversifies loan portfolio into C&I.

✓ Enhances current SBA business by adding new product offerings tailored to small and medium businesses ("SMBs")

✓ Opportunity to replace Navitas' current funding with UCBI's low-cost funding base

✓ Long tenured management team with proven track record of delivering growth and outsized performance

Business Overview

● Founded in September 2008, Navitas is a nationwide equipment finance lender based in Ponte Vedra, FL

— 124 employees as of September 30, 2017

● Offers customized debt financing products for small and medium businesses ("SMBs")

● Scalable platform designed to efficiently originate, underwrite and manage large volumes of low balance accounts for SMBs

● Strong origination channels (direct and indirect) diversified across geographies, industries and equipment types

● Led by senior management team with average experience of 25+ years in the financial services industry

Transaction Overview

Aggregate Transaction Value	● Approximately $130 million
Consideration	● 35% stock / 65% cash ● Cash consideration financed with $100MM subordinated debt issuance ● Stock exchange ratio based on the average 10-day trading price of UCBI stock at close
Expected Closing	● Targeting First Quarter 2018
Structure	● Separate subsidiary of the bank operating as a stand-alone brand

Key Industries



Net Loans & Leases: $349 Million [2]

$1Bn Loans & Leases Funded [2]

Nationwide Presence

Annual Originations: $310 Million [3]

Notes
1. "Expected Financial Impact" discloses forward-looking statements that are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements
2. As of September 30, 2017
3. Originations for the last twelve months ended September 30, 2017

Acquisition of Four Oaks Fincorp, Inc.

Transaction Overview

- Closed November 1, 2017
- 90% stock (0.6178 shares of United) and 10% cash ($1.90)
  - $124 million transaction value [1]
- 177% P / TBV
- An excellent springboard to grow and attract top-quality bankers in the Raleigh market

Company Snapshot

- Assets: $737 million
- Loans: $513 million
- Deposits: $560 million
- NIM: 3.92%
- Offices: 14

Compelling Financial Returns

- ✓ 4 cents, or 2%, accretive to fully diluted 2018 EPS, excluding one-time merger charges
- ✓ Less than 1% dilutive to tangible book value per share with an earn back of less than 3 years, excluding expected revenue synergies
- ✓ IRR: +20%



Winston-Salem
Durham
Raleigh
Knoxville
Asheville
Charlotte
Fayetteville
Greenville
Athens
Atlanta
Columbia
South Carolina
Augusta
Macon
Warner Robins
Columbus
Georgia
North Charleston
Mt Pleasant
Charleston
Savannah
Albany
Dothan
Four Oaks
Four Oaks LPO
United

- ✓ 105-year-old community bank located in the attractive Raleigh MSA, North Carolina's fastest-growing market
- ✓ Locally focused franchise ranked #2 among local community banks in Raleigh MSA deposit market share
- ✓ 10 branches and 2 LPOs in Raleigh MSA and a branch in Dunn and Wallace, NC
- ✓ Stable, low-cost funds to support strong balance sheet growth



Greensboro
Durham
Raleigh
Asheboro
Sanford
Goldsboro
North Carolina
Fort Bragg Military Reservation
Fayetteville
Rockingham
Concord
Lumberton

Source: SNL Financial
[1] Based on United's closing price of $26.48 per share on June 23, 2017

United Community Banks, Inc.

2017 INVESTOR PRESENTATION

Exhibits

FOURTH QUARTER 2017
JANUARY 23, 2018



Earnings, Fee Revenue, and Expenses



Earnings
(pre-tax, pre-credit)

$ in thousands

		Variance - Incr/(Decr)	
	4Q17	3Q17	4Q16
Net Interest Revenue	$ 97,508	$ 7,733	$ 16,583
Fee Revenue	21,928	1,355	(3,305)
Gross Revenue	119,436	9,088	13,278
Expenses - Operating [1]	68,524	6,270	8,344
Pre-Tax, Pre-Credit Earnings [1]	**50,912**	**2,818**	**4,934**
Provision for Credit Losses	(1,200)	200	1,200
Merger-Related and Other Charges	(7,358)	3,938	6,217
Income Taxes [2]	(54,270)	38,542	36,654
Net Income - GAAP	**$ (11,916)**	**$ (39,862)**	**$ (39,137)**

Fee Revenue

$ in thousands

		Variance - Incr/(Decr)	
	4Q17	3Q17	4Q16
Overdraft Fees	$ 3,731	$ 176	$ 186
Interchange Fees	3,188	378	(2,062)
Other Service Charges	1,851	(4)	(7)
Total Service Charges and Fees	8,770	550	(1,883)
Mortgage Loan & Related Fees	4,885	685	(1,631)
Brokerage Fees	1,068	59	157
Gains from SBA Loan Sales	3,102	296	74
Securities Gains, Net	(148)	(336)	(208)
Other	4,251	101	186
Fee Revenue	**$ 21,928**	**$ 1,355**	**$ (3,305)**

Expenses

$ in thousands

		Variance - Incr/(Decr)	
	4Q17	3Q17	4Q16
Salaries & Employee Benefits	$ 41,042	$ 3,015	$ 5,365
Communications & Equipment	5,217	670	464
Occupancy	5,542	597	332
FDIC Assessment	1,776	(351)	363
Advertising & Public Relations	895	(131)	(256)
Postage, Printing & Supplies	1,825	414	472
Professional Fees	3,683	707	910
Other Expense	8,544	1,349	694
Expenses - Operating [1]	**68,524**	**6,270**	**8,344**
Merger-Related and Other Charges	7,358	3,938	6,217
Expenses - GAAP	**$ 75,882**	**$ 10,208**	**$ 14,561**

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

(2) Fourth quarter 2017 includes a $38.2 million charge to remeasure United's net deferred tax asset at the 21% federal tax rate that went into effect January 1, 2018 as a result of the passage of tax reform legislation.



Deposit Mix



Core Transaction Deposit Growth
by Category & Region
in millions

	2013	2014	2015	2016	2017
Demand Deposit	$ 123	$ 161	$ 618	$ 334	$ 487
NOW	4	9	441	5	107
MMDA	73	41	325	246	156
Savings	24	41	177	79	101
Growth by Category	**$ 224**	**$ 252**	**$ 1,561**	**$ 664**	**$ 851**
Atlanta MSA	$ 75	$ 84	$ 223	$ 168	$ 91
North Georgia	62	90	158	133	80
North Carolina [1]	42	35	63	62	412
Coastal Georgia	2	22	24	16	28
East Tennessee [2]	4	8	234	(16)	(7)
Gainesville MSA	19	10	34	48	20
South Carolina [3]	20	3	825	253	227
Growth by Region	**$ 224**	**$ 252**	**$ 1,561**	**$ 664**	**$ 851**

[1] Includes $354 million from the acquisition of Four Oaks NB on November 1, 2017
[2] Includes $247 million from the acquisition of FNB on May 1, 2015
[3] Includes $790 million, $175 million and $226 million, respectively, from the acquisitions of Palmetto on September 1, 2015, Tidelands on July 1, 2016 and Horry County State Bank on July 31, 2017

Deposits
by Category
in millions

	2013	2014	2015	2016	2017
Non-Interest Bearing Core					
Demand Deposit	$ 1,311	$ 1,471	$ 2,089	$ 2,423	$ 2,910
Interest Bearing Core					
NOW	659	668	1,109	1,114	1,221
MMDA	1,218	1,259	1,584	1,830	1,986
Savings	250	292	469	548	649
Total Interest Bearing Core	2,127	2,219	3,162	3,492	3,856
Total Core Trans Deposits	**3,438**	**3,690**	**5,251**	**5,915**	**6,766**
Time (Customer)	1,445	1,223	1,251	1,267	1,522
Public Funds (Customer)	894	989	1,032	1,128	1,148
Brokered	412	425	339	328	371
Total Deposits	**$ 6,189**	**$ 6,327**	**$ 7,873**	**$ 8,638**	**$ 9,808**

Note – Column graph summarizes customer deposits, which excludes brokered deposits

High-Quality, Low-Cost Core Deposit Base

3Q17 Cost of Deposits

Median

▶ Our third quarter 2017 total cost of deposits was 20 basis points, which compared favorably to peers with a median of 35 basis points

▶ Core deposits (excludes Jumbo CDs / Brokered) comprised approximately 98% of our total customer deposits at September 30, 2017



Source: SNL Financial LC
Note – Peer comparison banks comprise the KBW Regional Bank Index (ticker:KRX)

New Loans Funded and Advances[1]

$ in millions

New Loans Funded and Advances



$747.3		
	$616.8	$644.1
4Q16	3Q17	4Q17

New Loans Funded and Advances
by Category

	4Q17	3Q17	4Q16	Variance-Incr(Decr) 3Q17	4Q16
Commercial & Industrial	$ 135.4	$ 136.0	$ 168.0	$ (0.6)	$ (32.6)
Owner-Occupied CRE	121.0	72.2	139.5	48.8	(18.6)
Income-Producing CRE	77.8	80.1	160.4	(2.3)	(82.6)
Commercial Constr.	130.8	139.1	10.7	(8.3)	120.1
Total Commercial	465.0	427.4	478.6	37.6	(13.6)
Residential Mortgage	49.2	54.7	68.7	(5.5)	(19.5)
Residential HELOC	59.4	68.1	60.6	(8.7)	(1.3)
Residential Construction	55.0	53.5	83.7	1.5	(28.7)
Consumer	15.5	13.1	55.6	2.4	(40.1)
Total	$ 644.1	$ 616.8	$ 747.3	$ 27.3	$(103.2)

New Loans Funded and Advances
by Region

	4Q17	3Q17	4Q16	Variance-Incr(Decr) 3Q17	4Q16
Atlanta	$ 144.3	$ 151.5	$ 143.6	$ (7.2)	0.7
Coastal Georgia	29.5	41.1	34.4	(11.6)	(5.0)
North Georgia	55.9	63.8	74.4	(7.9)	(18.4)
North Carolina	47.7	34.8	36.1	12.9	11.7
Tennessee	44.0	24.1	34.6	19.9	9.4
Gainesville	20.1	9.7	20.3	10.4	(0.2)
South Carolina	98.4	109.2	146.2	(10.8)	(47.9)
Total Community Banks	439.9	434.2	489.7	5.7	(49.8)
Asset-based Lending	12.3	8.4	38.0	3.9	(25.8)
Commercial RE	45.5	42.8	48.3	2.7	(2.8)
Senior Care	33.9	14.8	17.4	19.1	16.5
Middle Market	26.5	35.9	37.9	(9.4)	(11.3)
SBA	55.5	43.4	49.6	12.1	6.0
Builder Finance	30.4	37.3	24.9	(6.9)	5.6
Total Commercial Banking Solutions	204.2	182.6	216.1	21.6	(11.9)
Indirect Auto	-	-	41.5	-	(41.5)
Total	$ 644.1	$ 616.8	$ 747.3	$ 27.3	$ (103.2)

[1] Represents new loans funded and net loan advances (net of payments on lines of credit)

Loan Mix

Loans by Region (in millions)

	2013	2014	2015	2016	2017
North Georgia	$ 1,240	$ 1,163	$ 1,125	$ 1,097	$ 1,019
Atlanta MSA	1,235	1,243	1,259	1,399	1,510
Western North Carolina	572	553	549	545	548
Eastern North Carolina [1]	-	-	-	-	501
Coastal Georgia	423	456	537	581	630
Gainesville MSA	255	257	254	248	248
East Tennessee [2]	280	280	504	504	475
South Carolina [3]	4	30	819	1,233	1,486
Total Community Banks	4,009	3,982	5,047	5,607	6,417
Commercial Banking Solutions	124	421	492	855	961
Indirect Auto [4]	196	269	456	459	358
Total Loans	$ 4,329	$ 4,672	$ 5,995	$ 6,921	$ 7,736

[1] Incudes $501 million from the Four Oaks acquisition on November 1, 2017
[2] Includes $244 million from the acquisition of FNB on May 1, 2015
[3] Includes $733 million, $306 million and $216 million, respectively, from the acquisitions of Palmetto on September 1, 2015, Tidelands on July 1, 2016 and Horry County State Bank on July 31, 2017
[4] Includes $63 million from the acquisition of Palmetto on September 1, 2015

Loans by Category (in millions)

	2013	2014	2015	2016	2017
Commercial & Industrial	$ 471	$ 710	$ 785	$ 1,070	$ 1,131
Owner-Occupied CRE	1,238	1,257	1,571	1,650	1,924
Income-Producing CRE	807	767	1,021	1,282	1,595
Commercial Constr.	336	364	518	634	712
Total Commercial	2,852	3,098	3,895	4,636	5,362
Residential Mortgage	604	614	764	857	974
Residential HELOC	430	456	589	655	731
Residential Construction	136	131	176	190	183
Consumer	111	104	115	124	128
Indirect Auto	196	269	456	459	358
Total Loans	$ 4,329	$ 4,672	$ 5,995	$ 6,921	$ 7,736

Note – Certain prior period amounts have been reclassified to conform to the current presentation

Commercial Real Estate Diversification

Commercial Construction
in millions

	Committed		Outstanding	
Residential CIP : SPEC	$ 163	13.3 %	$ 107	15.1 %
Retail Building	89	7.3	75	10.5
Residential Land Development -Builders	66	5.3	61	8.6
Other Properties	108	8.9	60	8.5
Raw Land - Vacant (Unimproved)	70	5.7	53	7.4
Assisted Living/Nursing Home/Rehab Cntr	188	15.4	52	7.4
Multi-Residential Properties	112	9.1	50	7.1
Office Buildings	109	8.9	49	6.9
Vacant (Improved)	56	4.6	46	6.5
Residential Construction in Process: PRI	55	4.5	36	5.0
Residential Land Development - Subdivisions in Process	41	3.4	30	4.2
Residential Raw Land in the Hands of Builders/Developers	28	2.3	27	3.8
Hotels Motels	62	5.0	20	2.8
Warehouse	30	2.4	13	1.9
Commercial Land Development	15	1.2	13	1.9
Restaurants /Franchise Fast Food / Franc	15	1.2	10	1.4
Churches	11	0.9	7	1.0
Carwash	4	0.3	1	0.1
Total Commercial Construction	**$ 1,223**	**100 %**	**$ 712**	**100 %**

Commercial Real Estate – Income Producing
in millions

	Committed		Outstanding	
Office Buildings	$ 429	25.4 %	$ 392	24.6 %
Retail Building	317	18.7	298	18.7
Investor Residential	213	12.6	209	13.1
Hotels Motels	186	11.0	180	11.3
Other Properties	179	10.6	161	10.1
Warehouse	136	8.0	129	8.1
Multi-Residential Properties	89	5.2	86	5.4
Restaurants /Franchise Fast Food	52	3.2	51	3.2
Convenience Stores	38	2.2	37	2.3
Mfg Facility	26	1.6	25	1.6
Leasehold Property	9	0.5	9	0.6
Automotive Service	7	0.4	7	0.4
Mobile Home Parks	4	0.3	4	0.3
Daycare Facility	4	0.2	4	0.3
Automotive Dealership	3	0.2	3	0.2
Total Commercial Real Estate - Income Producing	**$ 1,693**	**100 %**	**$ 1,595**	**100 %**



Committed Average Loan Size
(in thousands)
- Commercial Construction $490
- Commercial RE:
  - Composite CRE   420
  - Owner-Occupied   412
  - Income-Producing   429



Outstanding Average Loan Size
(in thousands)
- Commercial Construction $287
- Commercial RE:
  - Composite CRE   395
  - Owner-Occupied   387
  - Income-Producing   407

Disciplined Credit Processes

Granular Portfolio – Exposure and Industry Limits



- Legal Lending Limit $ 293M
- House Lending Limit   30M
- Project Lending Limit   18M
- Top 25 Relationships   572M

Concentration limits set for all segments of the portfolio

STRUCTURE
- Centralized underwriting and approval process for consumer credit
- Distributed Regional Credit Officers (reporting to Credit) for commercial
- Dedicated Special Assets team
- Eight of the top twelve credit leaders recruited post-crisis

PROCESS
- Weekly Senior Credit Committee
- Continuous external loan review
- Monthly commercial asset quality review
- Monthly retail asset quality review meetings

POLICY
- Continuous review and enhancements to credit policy
- Quarterly reviews of portfolio limits and concentrations

Credit Quality

$ in millions

	4Q16		1Q17		2Q17		3Q17		4Q17	
Net Charge-offs	$	1.5	$	1.7	$	1.6	$	1.6	$	1.1
as % of Average Loans		0.09 %		0.10 %		0.09 %		0.09 %		0.06 %
Allowance for Loan Losses	$	61.4	$	60.5	$	59.5	$	58.6	$	58.9
as % of Total Loans		0.89 %		0.87 %		0.85 %		0.81 %		0.76 %
as % of NPLs		285		306		258		256		249
Past Due Loans (30 - 89 Days)		0.25 %		0.23 %		0.23 %		0.28 %		0.28 %
Non-Performing Loans	$	21.5	$	19.8	$	23.1	$	22.9	$	23.7
OREO		8.0		5.1		2.7		2.8		3.2
Total NPAs		29.5		24.9		25.8		25.7		26.9
Performing Classified Loans		114.3		108.8		91.7		100.5		117.2
Total Classified Assets	$	143.8	$	133.7	$	117.5	$	126.2	$	144.1
as % of Tier 1 / Allowance		14 %		13 %		11 %		12 %		12 %
Accruing TDRs	$	67.8	$	64.9	$	64.7	$	59.6	$	52.6
Total NPAs										
as % of Total Assets		0.28		0.23		0.24 %		0.23 %		0.23 %
as % of Loans & OREO		0.43		0.36		0.37		0.36		0.35

Excellent Credit Performance & Management



3Q17 NPA Ratio
2.0%
1.5%
1.0%
0.5%
0.0%
Median
CBSH
BOH
WABC
BPFH
PB
UMPQ
CVBF
OZRK
CBU
UCBI
VLY
UMBF
FFIN
MBFI
EWBC
PNFP
WTFC
FNB
WAL
STBA
FCF
SNV
PFS
COLB
WAFD
CFR
FHN
STL
ISBC
CATY
TCBI
FMBI
IBKC
GBCI
WBS
BRKL
FULT
TCF
BKU
PACW
ASB
BOKF
UBSI
TRMK
ONB
SBNY
HBHC
BPOP

- Eight of the top twelve credit leaders recruited post-crisis
- Centralization of special assets
- Centralization of consumer loan underwriting and approval
- Changed commercial approval process, including a Senior Credit Committee for visibility and culture building
- Instituted highly-disciplined concentration management process
- Dedicated credit officers for all specialty businesses and community markets

Source: SNL Financial LC
Note – Peer comparison banks comprise the KBW Regional Bank Index (ticker:KRX)

Market Share Growth Opportunities

$ in billions

	Total Market Deposits (1)	United Community Banks, Inc.				
		Deposits (2)	Community Banks (2)	Offices (2)	Deposit Share (1)	Rank (1)
North Georgia	$ 7.6	$ 2.5	9	19	33 %	1
Atlanta, Georgia	70.4	2.7	10	34	4	7
Gainesville, Georgia	3.5	0.4	1	5	11	4
Coastal Georgia	8.9	0.4	2	7	4	8
Eastern North Carolina	29.0	0.6	1	14	2	11
Western North Carolina	7.4	1.1	1	19	14	3
East Tennessee	17.6	0.5	2	11	3	7
Upstate South Carolina	24.9	1.1	4	25	5	7
Coastal South Carolina	22.4	0.5	1	15	3	12
Loan Production Offices	-	-	-	7		
Total Markets	$ 191.7	$ 9.8	31	156		

[1] United deposit share and United rank are as of June 30, 2017 for markets where United takes deposits (Source: FDIC). As such, United deposit share and United rank have been adjusted to include the Pro Forma effect of deposits acquired through the acquisitions of HCSB on July 31, 2017 and Four Oaks on November 1, 2017.
[2] Based on current quarter

Acquisition of HCSB Financial Corporation

Transaction Overview

- Closed July 31, 2017
- 100% stock (fixed exchange ratio 0.0050x shares)
  - $66 million transaction value [1]
- 132% adjusted P / TBV [2]
- United recovered DTA and related tax benefits totaling approximately $15.5 million

Company Snapshot

- Assets: $376 million
- Loans: $215 million
- Deposits: $313 million
- Equity: $35 million
- Branches: 8



▲ UCBI Branches   ▲ HCSB Branches

✓ Enhances franchise footprint in attractive Myrtle Beach market with #5 deposit market share rank

✓ Partnering with a well-established community bank located in South Carolina's fastest growing market

✓ Strategically and financially attractive combination

Top 5 Deposit Market Share in Myrtle Beach MSA

Rank	Bank	Branches	Deposits ($MM)	Mkt. Share (%)
1.	BB&T	27	1,829	24.1
2.	CNB Corp.	14	813	10.7
3.	Wells Fargo	10	704	9.3
4.	Bank of America	9	601	7.9
5.	UCBI Pro Forma	10	452	5.9

Strong Demographics

Myrtle Beach is the fastest growing MSA in the state



Proj. Pop. Growth '17-'22

Compelling Financial Returns

✓ 3 cents, or 2%, accretive to fully-diluted EPS, excluding one-time merger charges

✓ Accretive to tangible book value per share

✓ Neutral to Tier 1 Capital

✓ IRR: +20%

Source: SNL Financial
[1] Based on United's closing price of $26.70 per share on April 19, 2017
[2] Tangible book value adjusted for recovery of deferred tax asset

Experienced Proven Leadership

- Over 40 years in banking
- Led company from $42 million in assets in 1989 to $11.9 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
Chairman & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall banking, credit and operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Board, President & COO
Joined 2012



- Over 25 years in financial services
- Responsible for finance and reporting, accounting, M&A and investor relations
- Former Associate Director of Research for Keefe, Bruyette and Woods
- Georgia State's J. Mack Robinson College of Business Advisory Board

Jefferson L. Harralson
EVP & CFO
Joined 2017



- Over 35 years in banking
- Responsible for 31 community banks with 156 banking offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
President,
Community Banking
Joined 2000



- Over 20 years experience in consumer and banking law
- Responsible for legal, enterprise risk management, and compliance
- Chairman of the Georgia Bankers Association Bank Counsel Section
- Member of the American Bankers Association Regional General Counsels

Bradley J. Miller
EVP, CRO &
General Counsel
Joined 2007



- Over 25 years in banking
- Responsible for credit risk including credit underwriting, policy and special assets
- Former EVP & Executive Credit Officer for TD Bank, NA and Chief Credit Officer of The South Financial Group.

Robert A. Edwards
EVP & CCO
Joined 2015



- Over 25 years in lending
- Responsible commercial banking solutions
- Former SBA head: TD Bank and Carolina First's SBA programs; President of UPS Capital Business Credit
- Highly decorated Commander in the U.S. Naval Reserve Intelligence Program (retired)

Richard W. Bradshaw
President,
Comm'l Banking Solutions
Joined 2014



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q16	1Q17	2Q17	3Q17 (1)	4Q17 (1)
Net Income					
Net income - GAAP	$ 27,221	$ 23,524	$ 28,267	$ 27,946	$ (11,916)
Merger-related and other charges	1,141	2,054	1,830	3,420	7,358
Tax benefit on merger-related and other charges	(432)	(758)	(675)	(1,147)	(1,165)
Impairment of deferred tax asset on canceled nonqualified stock options	976	-	-	-	38,199
Release of disproportionate tax effects lodged in OCI	-	3,400	-	-	-
Net income - Operating	$ 28,906	$ 28,220	$ 29,422	$ 30,219	$ 32,476
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.38	$ 0.33	$ 0.39	$ 0.38	$ (0.16)
Merger-related and other charges	0.01	0.01	0.02	0.03	0.08
Impairment of deferred tax asset on canceled nonqualified stock options	0.01	-	-	-	0.50
Release of disproportionate tax effects lodged in OCI	-	0.05	-	-	-
Diluted earnings per share - Operating	$ 0.40	$ 0.39	$ 0.41	$ 0.41	$ 0.42
Return on Assets					
Return on assets - GAAP	1.03 %	0.89 %	1.06 %	1.01 %	(0.40) %
Merger-related and other charges	0.03	0.05	0.04	0.08	0.20
Impairment of deferred tax asset on canceled nonqualified stock options	0.04	-	-	-	1.30
Release of disproportionate tax effects lodged in OCI	-	0.13	-	-	-
Return on assets - Operating	1.10 %	1.07 %	1.10 %	1.09 %	1.10 %

(1) Merger-related and other charges for 4Q17 and 3Q17 include $517 thousand and $244 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q16		1Q17		2Q17		3Q17 (1)		4Q17 (1)	
Return on Tangible Common Equity										
Return on common equity - GAAP	9.89	%	8.54	%	9.98	%	9.22	%	(3.57)	%
Effect of merger-related and other charges	0.26		0.47		0.41		0.75		1.86	
Impairment of deferred tax asset on canceled nonqualified stock options	0.36		-		-		-		11.44	
Release of disproportionate tax effects lodged in OCI	-		1.24		-		-		-	
Return on common equity - Operating	10.51		10.25		10.39		9.97		9.73	
Effect of goodwill and intangibles	1.96		1.85		1.80		1.96		2.20	
Return on tangible common equity - Operating	12.47	%	12.10	%	12.19	%	11.93	%	11.93	%
Expenses										
Expenses - GAAP	$ 61,321		$ 62,826		$ 63,229		$ 65,674		$ 75,882	
Merger-related and other charges	(1,141)		(2,054)		(1,830)		(3,420)		(7,358)	
Expenses - Operating	$ 60,180		$ 60,772		$ 61,399		$ 62,254		$ 68,524	
Pre-Tax, Pre-Credit Earnings										
Pre-Tax Earnings - GAAP	$ 44,837		$ 42,002		$ 44,804		$ 43,674		$ 42,354	
Merger-related and other charges	1,141		2,054		1,830		3,420		7,358	
Provision for credit losses	-		800		800		1,000		1,200	
Pre-Tax, Pre-Credit Earnings - Operating	$ 45,978		$ 44,856		$ 47,434		$ 48,094		$ 50,912	
Efficiency Ratio										
Efficiency Ratio - GAAP	57.65	%	59.29	%	57.89	%	59.27	%	63.03	%
Merger-related and other charges	(1.07)		(1.94)		(1.68)		(3.09)		(6.11)	
Efficiency Ratio - Operating	56.58	%	57.35	%	56.21	%	56.18	%	56.92	%

(1) Merger-related and other charges for 4Q17 and 3Q17 include $517 thousand and $244 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.